Filed Pursuant to Rule 253(g)(2)

File No. 024-11233

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted before the offering statement filed with the Commission is qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor may there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state. We may elect to satisfy our obligation to deliver a Final Offering circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the Final Offering Circular or the offering statement in which such Final Offering Circular was filed may be obtained.

PRELIMINARY OFFERING CIRCULAR - SUBJECT TO COMPLETION

Explanation: Can B̅ Corp. (the “Company”) is supplementing its Offering Statement filed on Form 1-A POS, filed with the Securities and Exchange Commission on September 11, 2020, to attach an updated consent letter from the Company’s auditor as Exhibit 11.1.

Can B̅ Corp.

Registrant’s principal address: 960 South Broadway, Suite 120 Hicksville, NY 11801

Registrant’s telephone number, including area code: 516-595-9544

Registrant’s website: https://canbcorp.com

Dated: September [●], 2020

EXHIBITS

The following exhibits are filed with this offering circular:

Exhibit	Description

2.1	Articles of Incorporation, as amended(1)
2.2	Bylaws(2)
3.1	Articles of Amendment designating Series A Preferred Stock rights(1)
3.2	Articles of Amendment designating Series B Preferred Stock rights(1)
3.3	Securities Purchase Agreement with FirstFire Global Opportunities Fund, LLC(8)
3.4	Convertible Promissory Note with FirstFire Global Opportunities Fund, LLC(8)
3.5	Security Agreement with FirstFire Global Opportunities Fund, LLC(8)
3.6	Securities Purchase Agreement with Labrys Fund, LP (12)
3.7	Convertible Promissory Note with Labrys Fund, LP(15)
3.8	Securities Purchase Agreement with EMA Financial, LLC(14)
3.9	Convertible Promissory Note with EMA Financial, LLC(14)
3.10	Securities Purchase Agreement with Eagle Equities, LLC(14)
3.11	Convertible Promissory Note with Eagle Equities, LLC(14)
3,12	Form of Certificate(13)
3.13	Articles of Amendment designating Series C Preferred Stock rights(15)
4.1	Form of Subscription Agreement(17)
6.1	Employment Agreement with Marco Alfonsi(3)
6.2	Employment Agreement with Stanley L. Teeple(3)
6.3	Employment Agreement with Andrew Holtmeyer(3)
6.4	Employment Agreement with Pasquale Ferro(3)
6.5	Employment Agreement with Phil Scala(1)
6.6	Asset Purchase Agreement with Pure Health Products(3)
6.7	Production Agreement with Pure Health Products(4)
6.8	Memorandum of Understanding with Sam International and ZetrOZ Systems LLC(5)
6.9	Asset Purchase Agreement with Seven Chakras, LLC(6)
6.10	Joint Venture Agreement with SHI Farms and NY – SHI(7)
6.11	Green Grow Stock Purchase Agreement(9)
6.12	Green Grow Modification and Lock Up Agreement(1)
6.13	License Agreement with Lifeguard Licensing Corp(10)
6.14	Can B̅ Corp. 2020 Incentive Stock Option Plan(17)
7.1	Share Purchase Agreement with Prosperity Systems, Inc., dated January 5, 2015(2)
7.2	Membership Purchase Agreement with Pure Health Products(11)
10.1	Power of Attorney(16)
11.1	Consent of BMKR, LLP
12.1	Opinion of Legality from Austin Legal Group, APC(17)

(1)	Filed with the Annual Report on Form 10-K filed with the SEC on April 2, 2020 and incorporated herein by reference.
(2)	Filed with the Form S-1 Registration Statement filed with the SEC on December 2, 2015 and incorporated herein by reference.
(3)	Filed with the Annual Report on Form 10-K filed with the SEC on April 16, 2019 and incorporated herein by reference.
(4)	Filed with the Annual Report on Form 10-K filed with the SEC on April 6, 2018 and incorporated herein by reference.
(5)	Filed with the Current Report on Form 8-K filed with the SEC on January 30, 2019 and incorporated herein by reference.
(6)	Filed with the Current Report on Form 8-K filed with the SEC on February 26, 2019 and incorporated herein by reference.

(7)	Filed with the Current Report on Form 8-K filed with the SEC on July 18, 2019 and incorporated herein by reference.
(8)	Filed with the Current Report on Form 8-K filed with the SEC on January 14, 2020 and incorporated herein by reference.
(9)	Filed with the Current Report on Form 8-K filed with the SEC on December 6, 2019 and incorporated herein by reference.
(10)	Filed with the Current Report on Form 8-K filed with the SEC on February 18, 2020 and incorporated herein by reference.
(11)	Filed with the Current Report on Form 8-K filed with the SEC on January 15, 2019 and incorporated herein by reference.
(12)	Filed with the Current Report on Form 8-K filed with the SEC on May 19, 2020 and incorporated herein by reference.
(13)	Filed with the Form 1-A, Part II, filed with the SEC on June 3, 2020 and incorporated herein by reference.
(14)	Filed with the Current Report on Form 8-K filed with the SEC on June 24, 2020 and incorporated herein by reference.
(15)	Filed with the Form 1-A/A, Part II, filed with the SEC on July 17, 2020 and incorporated herein by reference.
(16)	Filed with the Form 1-A/A, Part II, filed with the SEC on July 31, 2020 and incorporated herein by reference.
(17)	Filed with the Form 1-A POS, Part II, filed with the SEC on September 11, 2020 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hicksville, New York, on September 24, 2020.

Can B̅ Corp.

September 24, 2020	By:	/s/ Marco Alfonsi
	Name:	Marco Alfonsi
	Title:	Chief Executive Officer
(Principal Executive Officer and Principal Accounting Officer)

September 24, 2020	By:	/s/ Stanley L. Teeple
	Name:	Stanley L. Teeple
	Title:	Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Offering Circular has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Marco Alfonsi	Chief Executive Officer, Chairman, and Director	September 24, 2020
Marco Alfonsi

/s/ Stanley L. Teeple	Chief Financial Officer, Secretary, and Director	September 24, 2020
Stanley L. Teeple

*	Independent Director
Frederick Alger Boyer Jr.

*	Independent Director
Ron Silver

*	Independent Director
James F. Murphy

* /s/ Marco Alfonsi		September 24, 2020
Marco Alfonsi
Attorney-in-fact